Mail Stop 4561

July 1, 2008

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

      Re: FSP 303 East Wacker Drive Corp.
             Amendment No. 2 to Registration Statement on Form 10
             Filed June 20, 2008
             File No. 000-53165

Dear Mr. Carter:

      We have reviewed your response letter dated June 20, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Reference to our prior comment refers to our letter dated June 9, 2008.

General

1.   We note in your response to our prior comment 1 that Franklin Street Properties accounts for its investment in the Company using the equity method. Notwithstanding your conclusion that you meet the definition of a smaller reporting company under Rule 12b-2, please explain to us how Franklin Street Properties considered EITF 96-16 in its assessment of whether the rights of the preferred stockholders, other than Franklin Street Properties' and its affiliates', overcome the presumption of consolidation by Franklin Street Properties.

                              * * *

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
July 1, 2008
Page 2

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        Please contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding our comment on the financial statements and any related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

                                    Sincerely,

                                    Karen J. Garnett
                                    Assistant Director